SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               Response USA, Inc.
                                (Name of Issuer)

                    Common Stock, Par Value $0.008 Per Share
                         (Title of Class of Securities)

                                    761235506
                                 (CUSIP Number)

                                  Jeffrey Queen
                                 777 Yamato Road
                                    Suite 350
                            Boca Raton, Florida 33431
                                Tel: 800-326-1122
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 11, 2000
             (Date of Event which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 761235506

--------------- --------------------------------------------------------------------------------------
1               Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

                Jeffrey Queen.

--------------- --------------------------------------------------------------------------------------
--------------- --------------------------------------------------------------------------------------
2               Check the Appropriate Box if a Member of a Group                         (a)  [x]
                (See Instructions)                                                       (b)  [ ]

--------------- --------------------------------------------------------------------------------------
--------------- --------------------------------------------------------------------------------------
3               SEC Use Only


--------------- --------------------------------------------------------------------------------------
--------------- --------------------------------------------------------------------------------------
4               Source of Funds (See Instructions)

                OO
                See Item 3 below.

--------------- --------------------------------------------------------------------------------------
--------------- --------------------------------------------------------------------------------------
5               Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

                Not Applicable.

--------------- --------------------------------------------------------------------------------------
--------------- --------------------------------------------------------------------------------------
6               Citizenship or Place of Organization

                United States of America.

--------------- --------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
       Number of               7      Sole Voting Power

        Shares                        409,323
                               ------ ----------------------------------------------------------------
                               ------ ----------------------------------------------------------------
                               8      Shared Voting Power
     Beneficially
                                      66,712
       Owned by
                               ------ ----------------------------------------------------------------
                               ------ ----------------------------------------------------------------
                               9      Sole Dispositive Power
         Each
                                      409,323
                               ------ ----------------------------------------------------------------
                               ------ ----------------------------------------------------------------
       Reporting               10     Shared Dispositive Power

      Person With                     66,712
------------------------------------------------------------------------------------------------------
--------------- --------------------------------------------------------------------------------------
11              Aggregate Amount Beneficially Owned by Each Reporting Person

                476,035.  See Item 5.

--------------- --------------------------------------------------------------------------------------
--------------- --------------------------------------------------------------------------------------
12              Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                (See Instructions)                                                            [x]

                See Item 5.

--------------- --------------------------------------------------------------------------------------
--------------- --------------------------------------------------------------------------------------
13              Percent of Class Represented by Amount in Row (11)

                Approximately 6.4%.  See Item 5.

--------------- --------------------------------------------------------------------------------------
--------------- --------------------------------------------------------------------------------------
14              Type of Reporting Person (See Instructions)

                IN

--------------- --------------------------------------------------------------------------------------


Cusip No. 761235506

--------------- --------------------------------------------------------------------------------------
1               Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

                Andrew Queen.

--------------- --------------------------------------------------------------------------------------
--------------- --------------------------------------------------------------------------------------
2               Check the Appropriate Box if a Member of a Group                         (a)  [x]
                (See Instructions)                                                       (b)  [ ]

--------------- --------------------------------------------------------------------------------------
--------------- --------------------------------------------------------------------------------------
3               SEC Use Only


--------------- --------------------------------------------------------------------------------------
--------------- --------------------------------------------------------------------------------------
4               Source of Funds (See Instructions)

                OO and PF
                See Item 3 below.

--------------- --------------------------------------------------------------------------------------
--------------- --------------------------------------------------------------------------------------
5               Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

                Not Applicable.

--------------- --------------------------------------------------------------------------------------
--------------- --------------------------------------------------------------------------------------
6               Citizenship or Place of Organization

                United States of America.

------------------------------------------------------------------------------------------------------
------------------------------ ------ ----------------------------------------------------------------
       Number of               7      Sole Voting Power

        Shares                        409,324
                               ------ ----------------------------------------------------------------
                               ------ ----------------------------------------------------------------
                               8      Shared Voting Power
     Beneficially
                                      73,712
       Owned by
                               ------ ----------------------------------------------------------------
                               ------ ----------------------------------------------------------------
                               9      Sole Dispositive Power
         Each
                                      409,324
                               ------ ----------------------------------------------------------------
                               ------ ----------------------------------------------------------------
       Reporting               10     Shared Dispositive Power

      Person With                     73,712
------------------------------ ------ ----------------------------------------------------------------
--------------- --------------------------------------------------------------------------------------
11              Aggregate Amount Beneficially Owned by Each Reporting Person

                483,036.  See Item 5.

--------------- --------------------------------------------------------------------------------------
--------------- --------------------------------------------------------------------------------------
12              Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                (See Instructions)                                                            [x]

                See Item 5.

--------------- --------------------------------------------------------------------------------------
--------------- --------------------------------------------------------------------------------------
13              Percent of Class Represented by Amount in Row (11)

                Approximately 6.5%.  See Item 5.

--------------- --------------------------------------------------------------------------------------
--------------- --------------------------------------------------------------------------------------
14              Type of Reporting Person (See Instructions)

                IN

--------------- --------------------------------------------------------------------------------------


Cusip No. 761235506

--------------- --------------------------------------------------------------------------------------
1               Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

                Jeffrey  Queen  and  Andrew  Queen  Irrevocable  Trust U/A
                   January 2, 1998 (the "Trust").

--------------- --------------------------------------------------------------------------------------
--------------- --------------------------------------------------------------------------------------
2               Check the Appropriate Box if a Member of a Group                         (a)  [x]
                (See Instructions)                                                       (b)  [ ]

--------------- --------------------------------------------------------------------------------------
--------------- --------------------------------------------------------------------------------------
3               SEC Use Only


--------------- --------------------------------------------------------------------------------------
--------------- --------------------------------------------------------------------------------------
4               Source of Funds (See Instructions)

                OO
                See Item 3 below.

--------------- --------------------------------------------------------------------------------------
--------------- --------------------------------------------------------------------------------------
5               Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

                Not Applicable.

--------------- --------------------------------------------------------------------------------------
--------------- --------------------------------------------------------------------------------------
6               Citizenship or Place of Organization

                The Trust does not have a place of organization.

------------------------------------------------------------------------------------------------------
------------------------------ ------ ----------------------------------------------------------------
       Number of               7      Sole Voting Power

        Shares                        483,036
                               ------ ----------------------------------------------------------------
                               ------ ----------------------------------------------------------------
                               8      Shared Voting Power
     Beneficially
                                      None.
       Owned by
                               ------ ----------------------------------------------------------------
                               ------ ----------------------------------------------------------------
                               9      Sole Dispositive Power
         Each
                                      483,036
                               ------ ----------------------------------------------------------------
                               ------ ----------------------------------------------------------------
       Reporting               10     Shared Dispositive Power

      Person With                     None.
------------------------------------------------------------------------------------------------------
--------------- --------------------------------------------------------------------------------------
11              Aggregate Amount Beneficially Owned by Each Reporting Person

                483,036.  See Item 5.

--------------- --------------------------------------------------------------------------------------
--------------- --------------------------------------------------------------------------------------
12              Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                (See Instructions)                                                            [x]

                See Item 5.

--------------- --------------------------------------------------------------------------------------
--------------- --------------------------------------------------------------------------------------
13              Percent of Class Represented by Amount in Row (11)

                Approximately 6.5%.  See Item 5.

--------------- --------------------------------------------------------------------------------------
--------------- --------------------------------------------------------------------------------------
14              Type of Reporting Person (See Instructions)

                OO

--------------- --------------------------------------------------------------------------------------

Cusip No. 761235506

--------------- --------------------------------------------------------------------------------------
1               Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

                Zenex J1, L.L.C. ("Zenex J1")

--------------- --------------------------------------------------------------------------------------
--------------- --------------------------------------------------------------------------------------
2               Check the Appropriate Box if a Member of a Group                         (a)  [x]
                (See Instructions)                                                       (b)  [ ]

--------------- --------------------------------------------------------------------------------------
--------------- --------------------------------------------------------------------------------------
3               SEC Use Only


--------------- --------------------------------------------------------------------------------------
--------------- --------------------------------------------------------------------------------------
4               Source of Funds (See Instructions)

                OO
                See Item 3 below.

--------------- --------------------------------------------------------------------------------------
--------------- --------------------------------------------------------------------------------------
5               Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

                Not Applicable.

--------------- --------------------------------------------------------------------------------------
--------------- --------------------------------------------------------------------------------------
6               Citizenship or Place of Organization

                Florida

------------------------------------------------------------------------------------------------------
------------------------------ ------ ----------------------------------------------------------------
       Number of               7      Sole Voting Power

        Shares                        None.
                               ------ ----------------------------------------------------------------
                               ------ ----------------------------------------------------------------
                               8      Shared Voting Power
     Beneficially
                                      66,712
       Owned by
                               ------ ----------------------------------------------------------------
                               ------ ----------------------------------------------------------------
                               9      Sole Dispositive Power
         Each
                                      None.
                               ------ ----------------------------------------------------------------
                               ------ ----------------------------------------------------------------
       Reporting               10     Shared Dispositive Power

      Person With                     66,712
------------------------------ ------ ----------------------------------------------------------------
--------------- --------------------------------------------------------------------------------------
11              Aggregate Amount Beneficially Owned by Each Reporting Person

                66,712.  See Item 5.

--------------- --------------------------------------------------------------------------------------
--------------- --------------------------------------------------------------------------------------
12              Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                (See Instructions)                                                            [x]

                See Item 5.

--------------- --------------------------------------------------------------------------------------
--------------- --------------------------------------------------------------------------------------
13              Percent of Class Represented by Amount in Row (11)

                Approximately 0.9%.  See Item 5.

--------------- --------------------------------------------------------------------------------------
--------------- --------------------------------------------------------------------------------------
14              Type of Reporting Person (See Instructions)

                OO

--------------- --------------------------------------------------------------------------------------


Cusip No. 761235506

--------------- ------------------------------------------------------------------------------------------------
1               Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

                Zenex A1, L.L.C. ("Zenex A1")

--------------- ------------------------------------------------------------------------------------------------
--------------- ------------------------------------------------------------------------------------------------
2               Check the Appropriate Box if a Member of a Group                         (a)  [x]
                (See Instructions)                                                       (b)  [ ]

--------------- ------------------------------------------------------------------------------------------------
--------------- ------------------------------------------------------------------------------------------------
3               SEC Use Only


--------------- ------------------------------------------------------------------------------------------------
--------------- ------------------------------------------------------------------------------------------------
4               Source of Funds (See Instructions)

                OO
                See Item 3 below.

--------------- ------------------------------------------------------------------------------------------------
--------------- ------------------------------------------------------------------------------------------------
5               Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

                Not Applicable.

--------------- ------------------------------------------------------------------------------------------------
--------------- ------------------------------------------------------------------------------------------------
6               Citizenship or Place of Organization

                Florida

--------------- ------------------------------------------------------------------------------------------------
------------------------------ ------ --------------------------------------------------------------------------
       Number of               7      Sole Voting Power

        Shares                        None.
                               ------ --------------------------------------------------------------------------
                               ------ --------------------------------------------------------------------------
                               8      Shared Voting Power
     Beneficially
                                      73,712
       Owned by
                               ------ --------------------------------------------------------------------------
                               ------ --------------------------------------------------------------------------
                               9      Sole Dispositive Power
         Each
                                      None.
                               ------ --------------------------------------------------------------------------
                               ------ --------------------------------------------------------------------------
       Reporting               10     Shared Dispositive Power

      Person With                     73,712
------------------------------ ------ --------------------------------------------------------------------------
--------------- ------------------------------------------------------------------------------------------------
11              Aggregate Amount Beneficially Owned by Each Reporting Person

                73,712.  See Item 5.

--------------- ------------------------------------------------------------------------------------------------
--------------- ------------------------------------------------------------------------------------------------
12              Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                (See Instructions)                                                            [x]

                See Item 5.

--------------- ------------------------------------------------------------------------------------------------
--------------- ------------------------------------------------------------------------------------------------
13              Percent of Class Represented by Amount in Row (11)

                Approximately 1.0%.  See Item 5.

--------------- ------------------------------------------------------------------------------------------------
--------------- ------------------------------------------------------------------------------------------------
14              Type of Reporting Person (See Instructions)

                OO

--------------- ------------------------------------------------------------------------------------------------


Item 1.  Security and Issuer.

         This Amendment to Schedule 13D (this "Schedule 13D") relates to the Common Stock, par value $0.008 per share (the "Common Stock"), of Response USA, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3 Executive Campus, 2nd Floor South, Cherry Hill, New Jersey 08002.

Item 2.  Identity and Background.

         This Schedule 13D is being filed pursuant to Rule 13d-2(a), promulgated under the Act, by each of Jeffrey Queen, Andrew Queen, the Trust, Zenex J1 and Zenex A1, as a group, and amends the Statement on Schedule 13D filed on January 21, 2000 with the Securities and Exchange Commission by Jeffrey Queen, Andrew Queen and the Trust. Jeffrey Queen, Andrew Queen, the Trust, Zenex J1 and Zenex A1 are sometimes referred to collectively as the "Reporting Persons" and individually as a "Reporting Person."

         The sole members of Zenex J1 are Jeffrey Queen and Andrew Queen. Jeffrey Queen and Andrew Queen hold 95.5% and 0.5%, respectively, of the membership interests in Zenex J1. Jeffrey Queen is the managing member of Zenex J1.

         The sole members of Zenex A1 are Andrew Queen and Jeffrey Queen. Andrew Queen and Jeffrey Queen hold 95.5% and 0.5%, respectively, of the membership interests in Zenex A1. Andrew Queen is the managing member of Zenex A1.


         Jeffrey Queen

         (a)          Jeffrey Queen.

         (b) Jeffrey Queen's business address is 777 Yamato Road, Suite 350, Boca Raton, Florida 33431.

         (c) Jeffrey Queen's principal employment is President of the Issuer, whose address is set forth in Item 1 above.

         (d) and (e)  During the last five (5) years, Jeffrey Queen has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Jeffrey Queen is a citizen of the United States of America.

         Andrew Queen

         (a)          Andrew Queen.

         (b) Andrew Queen's business address is 777 Yamato Road, Suite 350, Boca Raton, Florida 33431.

         (c) Andrew Queen's principal employment is Chief Operating Officer of the Issuer, whose address is set forth in Item 1 above.

         (d) and (e)  During the last five (5) years,  Andrew Queen has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)        Andrew Queen is a citizen of the United States of America.

         Trust

         (a) Jeffrey Queen and Andrew Queen Irrevocable Trust U/A January 2, 1998. The Trust does not have a place of organization.

         (b)          The  Trust's  address  is 6026 NW 30th  Way,  Boca  Raton,
                      Florida 33496.

         (c)          N/A.

         (d) and (e)  During  the last  five (5)  years,  the Trust has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)          N/A.

         Zenex J1

         (a)          Zenex J1, L.L.C., a Florida limited liability company.

         (b) Zenex J1's principal business and principal office address is 777 Yamato Road, Suite 350, Boca Raton, Florida 33431..

         (c) Zenex J1 is in the business of investing Zenex J1's holdings.

         (d) and (e)  During  the  last  five (5)  years,  Zenex J1 has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)          Zenex J1 is a Florida limited liability company.

         Zenex A1

         (a)          Zenex A1, L.L.C., a Florida limited liability company.

         (b) Zenex A1's principal business and principal office address is 777 Yamato Road, Suite 350, Boca Raton, Florida 33431..

         (c) Zenex A1 is in the business of investing Zenex A1's holdings.

         (d) and (e)  During  the  last  five (5)  years,  Zenex A1 has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)          Zenex A1 is a Florida limited liability company.


Item 3.  Source and Amount of Funds or Other Consideration.

         Zenex J1, Zenex A1 and the Trust now hold 214,137 shares of Common Stock, in the aggregate (of which Zenex J1 holds 66,712 shares, Zenex A1 holds 73,712 shares and the Trust holds 73,713 shares), issued to them, directly or indirectly, in connection with the sale of Health Watch, Inc., a Florida corporation ("Health Watch") (such shares collectively, the "Original Shares"). The Original Shares were initially issued to Jeffrey Queen, Andrew Queen and the Trust as partial consideration for the sale of Health Watch pursuant to a Stock Purchase Agreement, dated as of September 16, 1998, among the Issuer and each of Jeffrey Queen, Andrew Queen and the Trust (the "Purchase Agreement"). The Original Shares held by Zenex J1 and Zenex A1, respectively, were initially issued to Jeffrey Queen and Andrew Queen, respectively. Zenex J1 and Zenex A1 were formed on December 11, 1998. On March 17, 1999, Jeffrey Queen transferred 66,712 of the Original Shares held by him to Zenex J1. On March 17, 1999, Andrew Queen transferred 73,712 of the Original Shares held by him to Zenex A1. The Purchase Agreement has been filed as Exhibit 1 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on October 6, 1998 and is incorporated by reference in this Schedule 13D, as provided in
         Item 7 below.

         On August 25, 1998, Andrew Queen purchased one (1) share of Common Stock, in cash, at a purchase price of $5.75 in an open market transaction. This share of Common Stock is held by Andrew Queen in his Individual Retirement Account (the "IRA Share").

         Pursuant to a Settlement Agreement, dated January 11, 2000, among the Issuer and each of Jeffrey Queen, Andrew Queen and the Trust (the "January Agreement"), the Issuer agreed to issue 1,227,969 shares of Common Stock, in the aggregate, to each of Jeffrey Queen, Andrew Queen and the Trust (such shares, collectively the "Settlement Shares"). On January 13, 2000, the Issuer issued to each of Jeffrey Queen, Andrew Queen and the Trust such Reporting Person's pro rata share of the Settlement Shares (409,323 shares of Common Stock to each of Jeffrey Queen, Andrew Queen and the Trust). The January Agreement has been filed as Exhibit 1 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on January 21, 2000 and is incorporated by reference in this Schedule 13D, as provided in Item 7 below. Pursuant to the terms of a Modification Agreement, dated as of February 1, 2000, among the Issuer and each Reporting Person (the "Amendment" and together with the January Agreement, the "Settlement Agreement"), the Issuer and each Reporting Person agreed, among other things, that the Original Shares held by Zenex J1 and Zenex A1, respectively, are subject to the standstill and other covenants and agreements contained in the Purchase Agreement and the January Agreement as if such shares were owned directly by Jeffrey Queen and Andrew Queen, respectively. The Amendment has been filed as Exhibit II hereto, as provided in Item 7 below.

         The Original Shares, the IRA Share and the Settlement Shares are sometimes referred to collectively as the "Shares."

         No loans were incurred to purchase any of the Shares.

Item 4.  Purpose of Transaction.

         All of the Shares have been acquired for investment and not for the purpose of acquiring control of the Issuer.

         Pursuant to Section 2(b) of the Settlement Agreement, the Reporting Persons have agreed not to offer, pledge, sell, transfer, assign, contract to sell, grant any option for the sale of, or otherwise dispose of, directly, or indirectly (each a "Transfer"), the Settlement Shares during the period commencing on January 11, 2000 and ending on the earliest to occur of (the "Standstill Period") (a) January 11, 2002, or (b) a "Standstill Termination Event" (as defined below). The occurrence of any of the following events constitutes a "Standstill Termination Event," unless the prior written waiver thereof has been obtained by the Issuer from Jeffrey Queen and Andrew Queen:

         1. Richard M. Brooks shall cease to be and act as Chairman of the Board of Directors of the Issuer.

         2. The Issuer shall enter into any merger, consolidation or other similar agreement or shall transfer, dispose of all or any substantial portion of its assets or enter into any agreement with respect to any of the foregoing, it being understood that this restriction shall not apply to transfers of receivables and contract rights to an affiliate of the Issuer as contemplated by the Issuer's existing financing agreements.

         3. The Issuer shall make any material acquisition which shall require incurring additional material indebtedness of the Issuer, or amend its Certificate of Incorporation, although the filing of a certificate of designation with respect to its preferred stock shall be permitted subject to the restrictions on issuance of capital stock set forth in clause 5 below.

         4. The Issuer shall cease to maintain in good standing its status as an issuer of securities registered under Section 12 of Securities and Exchange Act of 1934 and being current in its filings under said Act.

         5. The Issuer shall issue or agree to issue any common stock or options or warrants or similar rights to acquire common stock, or any other capital stock of the Issuer other than (w) the issuance of common stock pursuant to the exercise of stock options presently issued and outstanding, (x) the issuance of up to 20,000 options per year to each outside director of the Issuer as previously approved by the Issuer's stockholders, (y) the issuance at not less than market value of either common stock options or common stock to Richard M. Brooks with respect to not more than 350,000 shares of common stock of the Issuer, in the aggregate since December 15, 1999, or (z) the issuance of common stock of the Issuer pursuant to the existing terms of binding contractual obligations previously entered into by the Issuer which are described in footnote 7 of the quarterly financial statements included in the Issuer's Form 10QSB for the quarter ending September 30, 1999 filed with the Securities and Exchange Commission on November 19, 1999 (and incorporated by reference in this Schedule 13D, as provided in Item 7 below), provided, however, that the restriction on the issuance of capital stock to non-employee, non-affiliate third parties shall not apply after the payment of the amount due with respect to the June 30, 2000 "Make-Up Date" (as defined in Section 2.6(a) of the Purchase Agreement) if the Issuer does not deliver any "Make-Up Stock" (as defined in Section 2.6(a) of the Purchase Agreement) as part of such payment.

         6. The Issuer shall reprice or enter into any agreement to reprice or amend any material provisions of any stock option or other employee benefit plan of the Issuer.

         7.   The Issuer or any of its affiliates shall,  directly or indirectly
              (i) purchase or agree to purchase any of the Issuer's common stock, preferred stock or any other securities, or, (ii) during the thirty (30) day period preceding the delivery of any Make-Up Stock, encourage or solicit other persons to purchase common stock of the Issuer, provided that customary press releases, SEC filings and investor relation activities shall be permitted during such thirty (30) day period.

         8. There shall occur any breach or default on the part of the Issuer under any material representation, warranty or agreement made by the Issuer in the Settlement Agreement, provided, however, that if such breach or default can be cured, the same shall continue uncured for thirty (30) days following receipt of written notice of such breach or default.

         Pursuant to Section 2.6(b) of the Settlement Agreement, the Reporting Persons have agreed not to Transfer the Original Shares until the earliest to occur of (a) July 10, 2000, or (b) a Standstill Termination Event, however, if the payment due with respect to the June 30, 2000 Make-Up Date (which payment is due on July 10, 2000 (the "July Payment")) is paid in cash then the Reporting Persons will not Transfer the Original Shares until termination of the Standstill Period.

         Section 2.6(b) of the Purchase Agreement provides that the Reporting Persons have the right to designate one member of the Issuer's board of directors, which right has not currently been exercised by the Reporting Persons but, as provided in Section 2(c) of the Settlement Agreement, is available for exercise. Pursuant to Section 2(c) of the Settlement Agreement, the Issuer and each Reporting Person have agreed that the number of directors of the Issuer's board of directors shall not exceed five (one of whom shall be Richard M. Brooks) during the period commencing on January 11, 2000 until receipt of the July Payment. Section 2(c) of the Settlement Agreement further provides that if any Make-Up Stock is issued to the Reporting Persons with respect to the July Payment, the Reporting Persons will have the right to designate a total of three members of the Issuer's board of directors; provided that the number of members of such board following such designation shall then consist of not more than seven members (one of whom shall be Richard M. Brooks) until termination of the Standstill Period.

         The Purchase Agreement and the Settlement Agreement provide for the possibility of additional shares of Make-Up Stock to be issued to the Reporting Persons under certain conditions. Make-Up Stock is Common Stock of the Issuer that may be issued by the Issuer to the Reporting Persons, in lieu of cash, upon the occurrence of certain events.

         Although none of the Reporting Persons has formulated any definitive plans, a Reporting Person may from time to time acquire, or dispose of, shares of Common Stock and/or other securities of the Issuer if and when such Reporting Person deems it appropriate. Any decision of a Reporting Person either to purchase additional shares of Common Stock or to dispose of any shares of Common Stock may take into account various factors, including general economic conditions, stock market conditions and developments concerning the Issuer. A Reporting Person may also formulate other purposes, plans or proposals relating to the securities of the Issuer to the extent deemed advisable in light of market conditions and other factors it deems relevant.

         Except as indicated above or elsewhere herein, no Reporting Person has any present plans or proposals (although it reserves the right to develop such plans or proposals in the future) which relate to or would result in:

            (a) The  acquisition  by any person of additional  securities of the
                Issuer, or the disposition of securities of the Issuer;

            (b) An  extraordinary  corporate  transaction,  such  as  a  merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

            (c) A sale or transfer of a material  amount of assets of the Issuer or any of its subsidiaries;

            (d) Any change in the present  board of directors or  management  of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

            (e) Any material  change in the present  capitalization  or dividend policy of the Issuer;

            (f) Any other material change in the Issuer's  business or corporate structure;

            (g) Changes  in  the  Issuer's   charter,   bylaws  or   instruments
                corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

            (h) Causing a class of  securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

            (j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

            (a) (i) The Reporting Persons, as a group, are the beneficial owners of 1,442,107 shares of Common Stock, in the aggregate, representing approximately 19.5% of the outstanding shares of Common Stock, based on 6,170,701 shares of Common Stock outstanding as of January 10, 2000 plus the Settlement Shares issued on January 13, 2000.

                (ii) Jeffrey Queen is the beneficial owner of 476,035 shares of Common Stock representing approximately 6.4% of the outstanding shares of Common Stock, based on 6,170,701 shares of Common Stock outstanding as of January 10, 2000 plus the Settlement Shares issued on January 13, 2000. Of such 476,035 shares of Common Stock, Jeffrey Queen has direct beneficial ownership of 409,323 shares of Common Stock and indirect beneficial ownership of 66,712 shares of Common Stock by virtue of his position as the managing member of Zenex J1 (see Item 5(b)(iv) below). Jeffrey Queen expressly disclaims beneficial ownership of (A) the 409,324 shares of Common Stock directly beneficially owned by Andrew Queen, (B) the 483,036 shares of Common Stock directly beneficially owned by the Trust, and (C) the 73,712 shares of Common Stock directly beneficially owned by Zenex A1 and indirectly beneficially owned by Andrew Queen, and the filing of this Schedule 13D shall not be construed as an admission that Jeffrey Queen is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any such securities.

                (iii) Andrew Queen is the beneficial  owner of 483,036 shares of
                      Common Stock representing approximately 6.5% of the outstanding shares of Common Stock, based on 6,170,701 shares of Common Stock outstanding as of January 10, 2000 plus the Settlement Shares issued on January 13, 2000. Of such 483,036 shares of Common Stock, Andrew Queen has direct beneficial ownership of 409,324 shares of Common Stock and indirect beneficial ownership of 73,712 shares of Common Stock by virtue of his position as the managing member of Zenex A1 (see Item 5(b)(v) below). Andrew Queen expressly disclaims beneficial ownership of (A) the 409,323 shares of Common Stock directly beneficially owned by Jeffrey Queen, (B) the 483,036 shares of Common Stock directly beneficially owned by the Trust, and (C) the 66,712 shares of Common Stock directly beneficially owned by Zenex J1 and indirectly beneficially owned by Jeffrey Queen, and the filing of this Schedule 13D shall not be construed as an admission that Andrew Queen is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any such securities.

                (iv) The Trust is the beneficial owner of 483,036 shares of Common Stock representing approximately 6.5% of the outstanding shares of Common Stock, based on 6,170,701 shares of Common Stock outstanding as of January 10, 2000 plus the Settlement Shares issued on January 13, 2000. Such 483,036 shares of Common Stock are directly beneficially owned by the Trust. The Trust expressly disclaims beneficial ownership of (A) the 409,323 shares of Common Stock directly beneficially owned by Jeffrey Queen, (B) the 66,712 shares of Common Stock directly beneficially owned by Zenex J1 and indirectly beneficially owned by Jeffrey Queen, (C) the 409,324 shares of Common Stock directly beneficially owned by Andrew Queen, and (D) the 73,712 shares of Common Stock directly beneficially owned by Zenex A1 and indirectly beneficially owned by Andrew Queen, and the filing of this Schedule 13D shall not be construed as an admission that the Trust is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any such securities.

                (v) Zenex J1 is the beneficial owner of 66,712 shares of Common Stock representing approximately 0.9% of the outstanding shares of Common Stock, based on 6,170,701 shares of Common Stock outstanding as of January 10, 2000 plus the Settlement Shares issued on January 13, 2000. Such 66,712 shares of Common Stock are directly beneficially owned by Zenex J1. Zenex J1 expressly disclaims beneficial ownership of (A) the 409,323 shares of Common Stock directly beneficially owned by Jeffrey Queen, (B) the 409,324 shares of Common Stock directly beneficially owned by Andrew Queen, (C) the 483,036 shares of Common Stock directly beneficially owned by the Trust, and (D) the 73,712 shares of Common Stock directly beneficially owned by Zenex A1 and indirectly beneficially owned by Andrew Queen, and the filing of this Schedule 13D shall not be construed as an admission that Zenex J1 is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any such securities.

                (vi) Zenex A1 is the beneficial owner of 73,712 shares of Common Stock representing 1.0% of the outstanding shares of Common Stock, based on 6,170,701 shares of Common Stock outstanding as of January 10, 2000 plus the Settlement Shares issued on January 13, 2000. Such 73,712 shares of Common Stock are directly beneficially owned by Zenex A1. Zenex A1 expressly disclaims beneficial ownership of (A) the 409,323 shares of Common Stock directly beneficially owned by Jeffrey Queen, (B) the 409,324 shares of Common Stock directly beneficially owned by Andrew Queen, (C) the 483,036 shares of Common Stock directly beneficially owned by the Trust, and (D) the 66,712 shares of Common Stock directly beneficially owned by Zenex J1 and indirectly beneficially owned by Jeffrey Queen, and the filing of this Schedule 13D shall not be construed as an admission that Zenex A1 is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any such securities.

            (b) (i) Jeffrey Queen has the sole power to vote and direct the vote, and the sole power to dispose and direct the disposition of, 409,323 shares of Common Stock (the "Jeffrey Queen Shares"). Jeffrey Queen shares the power to vote and direct the vote, and shares the power to dispose and direct the disposition of, the "Zenex J1 Shares" (as defined in Item 5(b)(iv) below).

                (ii) Andrew Queen has the sole power to vote and direct the vote, and the sole power to dispose and direct the disposition of, 409,324 shares of Common Stock (the "Andrew Queen Shares"). Andrew Queen shares the power to vote and direct the vote, and shares the power to dispose and direct the disposition of, the "Zenex A1 Shares" (as defined in Item 5(b)(v) below).

                (iii) The Trust has the sole  power to vote and direct the vote, and the sole power to dispose and direct the disposition of, 483,036 shares of Common Stock (the "Trust Shares").

                (iv) Zenex J1 and Jeffrey Queen share the power to vote and direct the vote, and share the power to dispose and direct the disposition of, 66,712 shares of Common Stock (the "Zenex J1 Shares"). As the managing member of Zenex J1, Jeffrey Queen has the sole power to act on behalf of Zenex J1 in connection with the voting and disposition of the Zenex J1 Shares.

                (v) Zenex A1 and Andrew Queen share the power to vote and direct the vote, and share the power to dispose and direct the disposition of, 73,712 shares of Common Stock (the "Zenex A1 Shares"). As the managing member of Zenex A1, Andrew Queen has the sole power to act on behalf of Zenex A1 in connection with the voting and disposition of the Zenex A1 Shares.

                (vi) Lorence Queen and Linda Queen are the only trustees under the Jeffrey Queen and Andrew Queen Irrevocable Trust Agreement, dated January 2, 1998 (the "Trust Agreement") (in such capacity, each a "Trustee"). The Trust Agreement provides that either Trustee may, if such Trustee so desires, act alone as Trustee in exercising any or all of the administrative powers set forth in such Agreement.

                Except as provided in this Item 5(b), no Reporting Person shares the power to vote or direct the vote, or shares the power to dispose or direct the disposition of, any shares of Common Stock.

            (c)

---------- --------------- ------------------ ---------- ------------------
Seller     Date of Sale    Number of Shares   Price      Type of
                           of Common Stock    Per        Transaction
                             Sold             Share
---------- --------------- ------------------ --------- -------------------
---------- --------------- ------------------ --------- -------------------
Zenex J1   12/3/99         3,500             $15/16     Open market
                                                        transaction through
                                                        a broker.
---------- --------------- ------------------ --------- -------------------
---------- --------------- ------------------ --------- -------------------
Zenex J1   12/8/99         3,500             $31/32     Open market
                                                        transaction through
                                                        a broker.
---------- --------------- ------------------ --------- -------------------
---------- --------------- ------------------ --------- -------------------
Zenex J1   12/13/99        3,500              $1.00     Open market
                                                        transaction through
                                                        a broker.
---------- --------------- ------------------ --------- -------------------
---------- --------------- ------------------ --------- -------------------
Zenex J1   12/28/99        3,500              $13/16    Open market
                                                        transaction through
                                                        a broker.
---------- --------------- ------------------ --------- -------------------
---------- --------------- ------------------ --------- -------------------
Zenex J1   12/31/99        3,500              $1.00     Open market
                                                        transaction through
                                                        a broker.
---------- --------------- ------------------ --------- -------------------
---------- --------------- ------------------ --------- -------------------
Zenex J1   1/5/00          3,500              $1.00     Open market
                                                        transaction through
                                                        a broker.
---------- --------------- ------------------ --------- -------------------
---------- --------------- ------------------ --------- -------------------
Zenex J1   1/10/00         3,500              $1 1/16   Open market
                                                        transaction through
                                                        a broker.
---------- --------------- ------------------ --------- -------------------
---------- --------------- ------------------ --------- -------------------
Zenex A1   12/6/99         3,500              $29/32    Open market
                                                        transaction through
                                                        a broker.
---------- --------------- ------------------ --------- -------------------
---------- --------------- ------------------ --------- -------------------
Zenex A1   12/9/99         3,500              $27/32    Open market
                                                        transaction through
                                                        a broker.
---------- --------------- ------------------ --------- -------------------
---------- --------------- ------------------ --------- -------------------
Zenex A1   12/14/99        3,500              $1.00     Open market
                                                        transaction through
                                                        a broker.
---------- --------------- ------------------ --------- -------------------
---------- --------------- ------------------ --------- -------------------
Zenex A1   12/29/99        3,500              $1 3/32   Open market
                                                        transaction through
                                                        a broker.
---------- --------------- ------------------ --------- -------------------
---------- --------------- ------------------ --------- -------------------
Zenex A1   1/3/00          3,500              $1.00     Open market
                                                        transaction through
                                                        a broker.
---------- --------------- ------------------ --------- -------------------
---------- --------------- ------------------ --------- -------------------
Zenex A1   1/6/00          500                $1  5/32  Open market
                                                        transaction through
                                                        a broker.
---------- --------------- ------------------ --------- -------------------
---------- --------------- ------------------ --------- -------------------
Zenex A1   1/6/00          3,000              $1  1/8   Open market
                                                        transaction through
                                                        a broker.
---------- --------------- ------------------ --------- -------------------
---------- --------------- ------------------ --------- -------------------
The Trust  12/7/99         3,500              $29/32    Open market
                                                        transaction through
                                                        a broker.
---------- --------------- ------------------ --------- -------------------
---------- --------------- ------------------ --------- -------------------
The Trust  12/10/99        3,500              $27/32    Open market
                                                        transaction through
                                                        a broker.
---------- --------------- ------------------ --------- -------------------
---------- --------------- ------------------ --------- -------------------
The Trust  12/15/99        3,500              $31/32    Open market
                                                        transaction through
                                                        a broker.
---------- --------------- ------------------ --------- -------------------
---------- --------------- ------------------ --------- -------------------
The Trust  12/30/99        3,500              $1 1/8    Open market
                                                        transaction through
                                                        a broker.
---------- --------------- ------------------ --------- -------------------
---------- --------------- ------------------ --------- -------------------
The Trust  1/4/00            900              $1 1/32   Open market
                                                        transaction through
                                                        a broker.
---------- --------------- ------------------ --------- -------------------
---------- --------------- ------------------ --------- -------------------
The Trust  1/4/00          2,600              $1.00     Open market
                                                        transaction through
                                                        a broker.
---------- --------------- ------------------ --------- -------------------
---------- --------------- ------------------ --------- -------------------
The Trust  1/7/00          3,500              $1  1/32  Open market
                                                        transaction through
                                                        a broker.
---------- --------------- ------------------ --------- -------------------


                Except as described in this clause (c), no transactions in the Common Stock were effected by any Reporting Person in the sixty day period preceding the date of this filing.

         (d) The Reporting Persons do not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

         (e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The Trust Agreement provides that either Trustee may, if such Trustee so desires, act alone as Trustee in exercising any or all of the administrative powers set forth in such Agreement.

         See also Item 4 above.

Item 7.  Material to be Filed as Exhibits.

         Exhibit I: Joint Filing Agreement and Power of Attorney, dated January 31, 2000, among the Reporting Persons.

         Exhibit II: Modification Agreement, dated as of February 1, 2000, among the Issuer and each Reporting Person.

         Exhibit III: Joint Filing Agreement and Power of Attorney, dated January 20, 2000, among Jeffrey Queen, Andrew Queen and the Trust (incorporated by reference to Exhibit I to the Schedule 13D filed by such Reporting Persons on January 21, 2000).

         Exhibit IV: Stock Purchase Agreement, dated as of September 16, 1998, among the Issuer and each Reporting Person (incorporated by reference to Exhibit 1 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on October 6, 1998).

         Exhibit V: The Issuer's Form 10QSB for the quarter ending September 30, 1999 filed with the Securities and Exchange Commission on November 19, 1999 and incorporated by reference in this Schedule 13D.

         Exhibit VI: Settlement Agreement, dated as of January 11, 2000, among the Issuer and each Reporting Person (incorporated by reference to Exhibit 1 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on January 21, 2000).

         Exhibit VII: The Jeffrey Queen and Andrew Queen Irrevocable Trust Agreement, dated as of January 2, 1998 (incorporated by reference to Exhibit V to the Schedule 13D filed by Jeffrey Queen, Andrew Queen and the Trust on January 21, 2000).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    February 1, 2000
                                    --------------------------------------------
                                    (Date)


                                    /s/Jeffrey Queen
                                    --------------------------------------------
                                    Signature)


                                    Jeffrey Queen
                                    --------------------------------------------
                                    (Name)


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    February 1, 2000
                                    --------------------------------------------
                                    (Date)


                                    /s/Andrew Queen
                                    --------------------------------------------
                                    (Signature)


                                    Andrew Queen
                                    --------------------------------------------
                                    (Name)


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    JEFFREY QUEEN AND ANDREW QUEEN
                                      IRREVOCABLE TRUST U/A JANUARY 2, 1998



                                    February 1, 2000
                                    --------------------------------------------
                                    (Date)


                                    /s/Lorence Queen
                                    --------------------------------------------
                                    (Signature)


                                    Lorence Queen, as Trustee
                                    --------------------------------------------
                                    (Name)


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    JEFFREY QUEEN AND ANDREW QUEEN IRREVOCABLE
                                      TRUST U/A JANUARY 2, 1998


                                    February 1, 2000
                                    --------------------------------------------
                                    (Date)


                                    /s/Linda Queen
                                    --------------------------------------------
                                    (Signature)


                                    Linda Queen, as Trustee
                                    --------------------------------------------
                                    (Name)


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    ZENEX J1, L.L.C.


                                    February 1, 2000
                                    --------------------------------------------
                                    (Date)


                                    /s/Jeffrey Queen
                                    --------------------------------------------
                                    (Signature)


                                    Jeffrey Queen, as Managing Member
                                    --------------------------------------------
                                    (Name)


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    ZENEX A1, L.L.C.


                                    February 1, 2000
                                    --------------------------------------------
                                    (Date)


                                    /s/Andrew Queen
                                    --------------------------------------------
                                    (Signature)


                                    Andrew Queen, as Managing Member
                                    --------------------------------------------
                                    (Name)


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit I

                  JOINT FILING AGREEMENT AND POWER OF ATTORNEY

     Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned parties hereby agree that the Schedule 13D to which this Joint Filing Agreement and Power of Attorney is being filed as an
Exhibit shall be a joint statement filed on behalf of each of the undersigned with the Securities and Exchange Commission. The undersigned hereby agree that this Joint Filing Agreement and Power of Attorney may be filed as an Exhibit to such Schedule 13D. Each of the undersigned hereby appoints Jeffrey Queen and Andrew Queen, or either of them, as his/her/its true and lawful attorneys-in-fact and agents, with full power of substitution, for him and in his name, in any and all capacities, to sign any or all amendments to such
Schedule 13D and to file the same with the Securities and Exchange Commission, in each case for and in the name of the undersigned, in any and all capacities, and each of the undersigned hereby ratifies and confirms all that said attorneys-in-fact and agents, or either of them, may lawfully do or cause to be done. This Joint Filing Agreement and Power of Attorney may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.


                                    February 1, 2000
                                    --------------------------------------------
                                    (Date)


                                    /s/Jeffrey Queen
                                    --------------------------------------------
                                    (Signature)


                                    Jeffrey Queen
                                    --------------------------------------------
                                    (Name)


                                    February 1, 2000
                                    --------------------------------------------
                                    (Date)


                                    /s/Andrew Queen
                                    --------------------------------------------
                                    (Signature)


                                    Andrew Queen
                                    --------------------------------------------
                                    (Name)


                                    JEFFREY QUEEN AND ANDREW QUEEN
                                      IRREVOCABLE TRUST U/A JANUARY 2, 1998


                                    February 1, 2000
                                    --------------------------------------------
                                    (Date)


                                    /s/Lorence Queen
                                    --------------------------------------------
                                    (Signature)


                                    Lorence Queen, as Trustee
                                    --------------------------------------------
                                    (Name)


                                    JEFFREY QUEEN AND ANDREW QUEEN IRREVOCABLE
                                      TRUST U/A JANUARY 2, 1998


                                    February 1, 2000
                                    --------------------------------------------
                                    (Date)


                                    /s/Linda Queen
                                    --------------------------------------------
                                    (Signature)


                                    Linda Queen, as Trustee
                                    --------------------------------------------
                                    (Name)


                                    ZENEX J1, L.L.C.


                                    February 1, 2000
                                    --------------------------------------------
                                    (Date)


                                    /s/Jeffrey Queen
                                    --------------------------------------------
                                    (Signature)


                                    Jeffrey Queen, as Managing Member
                                    -------------------------------------------
                                    (Name)


                                    ZENEX A1, L.L.C.


                                    February 1, 2000
                                    --------------------------------------------
                                    (Date)


                                    /s/Andrew Queen
                                    --------------------------------------------
                                    (Signature)


                                    Andrew Queen, as Managing Member
                                    --------------------------------------------
                                    (Name)

                                                                      Exhibit II

                             MODIFICATION AGREEMENT


     Modification Agreement dated as of the 1st day of February, 2000, by and among Jeffrey Queen, Andrew Queen, Jeffrey Queen and Andrew Queen Irrevocable Trust u/a January 2, 1998 (the "Trust", and together with Andrew Queen and Jeffrey Queen, collectively, the "Queens") and Response USA, Inc. (the "Company").

                                    RECITALS

     WHEREAS, the parties hereto are parties to a certain Settlement Agreement dated as of January 11, 2000 (the "Settlement Agreement") and desire to enter into this Modification Agreement to clarify their understandings relating to the manner in which Jeffrey Queen and Andrew Queen may hold title to shares of the Company's common stock;

     NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, the parties hereto agree as follows:

     1. The terms and provisions of the Settlement Agreement are hereby incorporated herein by reference and capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Settlement Agreement, including, without limitation, the definitions which are incorporated by reference to the original Stock Purchase Agreement by and among the parties hereto dated as of September 16, 1998 (the "Purchase Agreement").

     2. Notwithstanding anything to the contrary contained in the Settlement Agreement or in the Purchase Agreement, including, without limitation, the standstill and assignment provisions described therein, the parties hereto understand and agree that any shares of Common Stock which are now or were formerly held by Jeffrey Queen and Andrew Queen, respectively, may be held as follows: with respect to Jeffrey Queen, by Zenex J1, L.L.C., and with respect to Andrew Queen, by Zenex A1, L.L.C. The Queens represent and warrant that (a) Jeffrey Queen is the managing member of Zenex J1, L.L.C., that Zenex J1, L.L.C. holds 66,712 shares of Common Stock and that Jeffrey Queen has the ability to vote and control the decisions of Zenex J1, L.L.C., and (b) Andrew Queen is the managing member of Zenex A1, L.L.C., that Zenex A1, L.L.C. holds 73,712 shares of Common Stock and that Andrew Queen has the ability to vote and control the decisions of Zenex A1, L.L.C. Each of Jeffrey Queen and Andrew Queen hereby covenant and agree that they will cause such L.L.C.'s to comply with all of the standstill and other covenants and agreements contained in the Purchase Agreement with respect to the Settlement Agreement as if all shares of Common Stock were owned directly by Jeffrey Queen and Andrew Queen, respectively, and the Company agrees to extend to such L.L.C.'s, as holders of the Common Stock, any and all rights which would be available to Jeffrey Queen and Andrew Queen, respectively, if they owned such shares of Common Stock directly. This Modification Agreement shall not be deemed to permit the transfer after the date hereof of any shares of Common Stock held by any of the Queens to Zenex J1, L.L.C. or to Zenex A1, L.L.C.

     3. The parties agree to promptly execute any and all such further documents and agreements as any party shall reasonably request in order to carry out the intention of this Modification Agreement.

     4. Except as hereby modified and amended, the Settlement Agreement and the Purchase Agreement shall be and remain in full force and effect.

     5. This Modification Agreement may be executed in one or more counterparts, all of which will be considered one in the same agreements.

                  [Remainder of page intentionally left blank]

     IN WITNESS WHEREOF, the undersigned have executed this Modification Agreement as of the date set forth above.

                                    RESPONSE USA, INC.


                                    By:/s/Richard M. Brooks
                                       -----------------------------------------
                                          Richard M. Brooks
                                          Chief Executive Officer


                                    Jeffrey Queen and Andrew Queen
                                      Irrevocable Trust U/A January 2, 1998


                                    By:/s/Lorence Queen
                                       -----------------------------------------
                                          Lorence Queen, Trustee


                                       /s/Jeffrey Queen
                                       -----------------------------------------
                                          Jeffrey Queen


                                       /s/Andrew Queen
                                       -----------------------------------------
                                          Andrew Queen


     Each of the undersigned, being duly organized and existing limited liability companies under the laws of the State of Florida, hereby agrees to comply with all of the provisions of the Settlement Agreement and the Purchase Agreement to the same extent and in the same manner as if the shares of Common Stock of the Company held by each of such L.L.C.'s were held directly by Jeffrey Queen, with respect to Zenex J1, L.L.C., and by Andrew Queen, with respect to Zenex Al, L.L.C.

                                    ZENEX J1, L.L.C.


                                    By:/s/Jeffrey Queen
                                       -----------------------------------------
                                          Jeffrey Queen, Managing Member


                                    ZENEX A1, L.L.C.


                                    By:/s/Andrew Queen
                                       -----------------------------------------
                                          Andrew Queen, Managing Member